UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

By:	/s/ Yushan Wan

Name:	Yushan Wan

Title:	Acting Chief Financial Officer

DATE: March 7, 2012

Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR 2011 RESULTS

NANJING, CHINA, March 7, 2012 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Highlights

•

Total revenue was RMB511.0 million (US$81.2 million) for the fourth quarter of 2011, compared to RMB587.7 million for the same period in 2010. For the full year of 2011, total revenue was RMB2,040.5 million (US$324.2 million), which represented a decrease of 4.7% from RMB2,141.1 million in 2010.

•

Income from operations was RMB1.6 million (US$0.3 million) for the fourth quarter of 2011, compared to RMB62.8 million for the same period in 2010. For the full year of 2011, income from operations was RMB143.5 million (US$22.8 million), which represented a decrease of 34.1% from RMB217.9 million in 2010.

•

Net income attributable to Simcere was RMB42.8 million (US$6.8 million) for the fourth quarter of 2011, compared to RMB58.7 million for the same period in 2010. For the full year of 2011, net income was RMB178.4 million (US$28.3 million), which represented an increase of 3.5% from RMB172.4 million in 2010.

•	Gross margin for the fourth quarter of 2011 was 82.3%, compared to 84.1% for the same period in 2010. For the full year of 2011, gross margin was 83.9%, a decrease from 84.0% in 2010.

“2011 was a challenging year for Simcere,” commented Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group. “Factors including changes in certain provincial tendering processes as well as government pricing policies negatively impacted full year sales of Zailin and our edaravone products. We were encouraged, however, by the solid full year performance of our oncology drugs Endu, Sinofuan and Jiebaishu, as well as the strong sales growth of our new antibiotic drug Anxin.”

Mr. Ren added, “Looking forward, we plan to allocate more sales resources to oncology drugs and new products. We are pleased that we began to sell Iremod, our new Category I Disease Modifying Anti-rheumatic Drug, in the first quarter of 2012. We believe that both Iremod and Qiangke, Shanghai Celgen’s Recombinant Human TNF Receptor-IgG Fusion Protein for Injection, have exciting market potential in China.”

Simcere holds a 35% equity interest in Shanghai Celgen Bio-Pharmaceutical Co., Ltd.

Compound Edaravone Injection, a new drug being developed by Simcere, received clinical studies approval in February 2012 from the State Food and Drug Administration. Simcere expects to begin Phase I clinical trials of Compound Edaravone Injection in China during the first quarter of 2012. Simcere previously completed Phase I clinical trials of Compound Edaravone Injection in Australia.

2011 Fourth Quarter and Full Year Financial Results

Total revenue for the fourth quarter of 2011 was RMB511.0 million (US$81.2 million), compared to RMB587.7 million for the same period in 2010. For the full year of 2011, total revenue was RMB2,040.5 million (US$324.2 million), which represented a decrease of 4.7% from RMB2,141.1 million in 2010.

Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled RMB172.3 million (US$27.4 million) for the fourth quarter of 2011, which was 33.7% of the Company’s total revenue for the fourth quarter of 2011, and represented a decrease of 22.5% from RMB222.4 million for the same period in 2010. The decrease was primarily due to factors including the negative impact of changes to the tender process in certain regional markets and adjustments to Simcere’s sales force. For the full year of 2011, revenue from Bicun and Yidasheng totaled RMB771.0 million (US$122.5 million), which represented a decrease of 2.6% from RMB791.9 million in 2010.

Revenue from Endu, the Company’s patented anti-cancer biotech product, amounted to RMB65.4 million (US$10.4 million) in the fourth quarter of 2011, which was 12.8% of the Company’s total revenue for the fourth quarter of 2011, and represented a decrease of 3.7% from RMB67.9 million for the same period in 2010. For the full year of 2011, revenue from Endu totaled RMB263.0 million (US$41.8 million), which represented an increase of 17.9% from RMB223.1 million in 2010.

Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, amounted to RMB42.8 million (US$6.8 million) for the fourth quarter of 2011, which was 8.4% of the Company’s total revenue for the fourth quarter of 2011, and represented an increase of 18.5% from RMB36.1 million for the same period in 2010. For the full year of 2011, revenue from Sinofuan totaled RMB178.1 million (US$28.3 million), which represented an increase of 17.3% from RMB151.8 million in 2010.

Revenue from other branded generic products including Zailin and Yingtaiqing amounted to RMB230.5 million (US$36.6 million), which was 45.1% of the Company’s product revenue for the fourth quarter of 2011, and represented a decrease of 9.7% from RMB255.4 million for the same period in 2010. For the full year of 2011, revenue from other branded generic products totaled RMB828.2 million (US$131.6 million), which represented a decrease of 7.6% from RMB896.3 million in 2010.

Gross margin for the fourth quarter of 2011 was 82.3%, a decrease from 84.1% for the same period in 2010 which was primarily due to the decrease of revenue from edaravone injection products which has a relatively high gross margin. For the full year of 2011, gross margin was 83.9%, compared to 84.0% in 2010.

Research and development expenses for the fourth quarter of 2011 totaled RMB70.6 million (US$11.2 million), which represented an increase of 124.4% from RMB31.4 million for the same period in 2010. This increase was primarily due to increased expenditures on on-going research and development projects and an increase in the number of research and development personnel. As a percentage of total revenue, research and development expenses were 13.8% for the fourth quarter of 2011, compared to 5.4% for the same period in 2010. For the full year of 2011, research and development expenses totaled RMB198.7 million (US$31.6 million), compared to RMB125.7 million in 2010.

Sales, marketing and distribution expenses for the fourth quarter of 2011 were RMB287.4 million (US$45.7 million), which represented a decrease of 13.1% from RMB330.6 million for the same period in 2010. As a percentage of total revenue, sales, marketing and distribution expenses were 56.2% for the fourth quarter of 2011, compared to 56.3% for the same period in 2010. For the full year of 2011, sales, marketing and distribution expenses were RMB1,132.0 million (US$179.9 million), which represented a decrease of 4.6% from RMB1,186.1 million in 2010.

General and administrative expenses were RMB75.8 million (US$12.0 million) for the fourth quarter of 2011, which represented an increase of 8.9% from RMB69.6 million for the same period in 2010. As a percentage of total revenue, general and administrative expenses increased to 14.8% for the fourth quarter of 2011 from 11.8% for the same period in 2010. For the full year of 2011, general and administrative expenses were RMB288.1 million (US$45.8 million), which represented an increase of 6.9% from RMB269.5 million in 2010.

Share-based compensation expense, which was allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the employee was assigned to perform, totaled RMB6.3 million (US$1.0 million) for the fourth quarter of 2011. Share-based compensation expenses for the fourth quarter of 2010 were RMB8.1 million. For the full year of 2011, share-based compensation expenses totaled RMB29.3 million (US$4.7 million), which represented a decrease of 5.7% from RMB31.1 million in 2010.

Income from operations was RMB1.6 million (US$0.3 million) for the fourth quarter of 2011, compared to RMB62.8 million for the same period in 2010. This was primarily due to a decrease in total revenue and an increase in research and development expenses. For the full year of 2011, operating income was RMB143.5 million (US$22.8 million), which represented a decrease of 34.1% from RMB217.9 million in 2010.

Income tax benefit for the fourth quarter of 2011 was RMB41.9 million (US$6.7 million), compared to income tax benefit of RMB6.8 million for the same period in 2010. This was primarily due to the improved financial results in one of our subsidiaries during 2011, resulting in the reversal of valuation allowance previously made against the deferred tax assets of this subsidiary amounting to RMB32.3 million (US$5.14 million) and the impact of a non-taxable other operating income of RMB15.0 million (US$2.4 million) arising from the receipt of settlement in respect of the acquisition of Jiangsu Quanyi in 2009 from certain former shareholders of Jiangsu Quanyi. For the full year of 2011, income tax benefit was RMB35.4 million (US$5.6 million) compared to income tax expense of RMB10.6 million in 2010.

Net income attributable to Simcere was RMB42.8 million (US$6.8 million) for the fourth quarter of 2011, compared to RMB58.7 million for the same period in 2010. Net margin, representing net income attributable to Simcere divided by total revenue, was 8.4% for the fourth quarter of 2011, compared to 10.0% for the same period in 2010. For the full year of 2011, net income attributable to Simcere was RMB178.4 million (US$28.3 million), which represented an increase of 3.5% from RMB172.4 million in 2010. Net margin for the full year of 2011 was 8.7% as compared to 8.1% in 2010.

Basic and diluted earnings per American Depository Share (“ADS”) for the fourth quarter of 2011 were RMB0.78 (US$0.12) and RMB0.77 (US$0.12) respectively. Basic and diluted earnings per ADS for the full year of 2011 were RMB3.25 (US$0.52) and RMB3.23 (US$0.51) respectively. One ADS represents two ordinary shares of the Company.

As of December 31, 2011, the Company had cash, cash equivalents and restricted cash of RMB262.6 million (US$41.7 million), compared to RMB278.7 million as of December 31, 2010.

On December 31, 2011, the Company acquired an additional 9.8% equity interest in Jilin Boda Pharmaceutical Co., Ltd through the acquisition of a 20% equity interest in Nanjing Xiangao Investments management Co., Ltd for a cash consideration of RMB 40.0 million(US$6.4 million). Through this acquisition, the Company now holds 99.99% equity interest in Jilin Boda Pharmaceutical Co., Ltd.

Financial Statements

The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the financial statements and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the fourth quarter and full year of 2011 on Wednesday, March 7, 2012 at 8 a.m. ET (Wednesday, March 7 at 9 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for the fourth quarter and full year of 2011 and to answer questions.

To access the conference call, please dial:

International toll:	+65.6723.9381
United States toll-free:	+1.866.519.4004
United States toll:	+1.718.354.1231
China Domestic toll-free:	800.819.0121
China Domestic mobile toll-free:	400.620.8038
Hong Kong toll:	+852.2475.0994

Please ask to be connected to Q4 2011 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 53190629.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.866.214.5335
United States toll:	+1.718.354.1232

The passcode for replay participants is 53190629. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere”) (NYSE:SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing: Yehong Zhang President Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext. 8811	In the United States: Cindy Zheng Brunswick Group Tel: 1-212-333-3810

In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended December 31,			Year ended December 31,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	587,368	511,020	81,193	2,125,977	2,040,547	324,210
Other revenue	365	—	—	15,121	—	—

Total revenue	587,733	511,020	81,193	2,141,098	2,040,547	324,210
Cost of materials and production	(93,244)	(90,614)	(14,397)	(341,787)	(328,159)	(52,139)

Gross profit	494,489	420,406	66,796	1,799,311	1,712,388	272,071

Operating expenses:
Research and development	(31,448)	(70,583)	(11,214)	(125,737)	(198,722)	(31,574)
Sales, marketing and distribution	(330,608)	(287,428)	(45,668)	(1,186,144)	(1,131,974)	(179,853)
General and administrative	(69,617)	(75,784)	(12,041)	(269,512)	(288,144)	(45,781)
Other operating income *	—	15,000	2,383	—	50,000	7,944

Income from operations	62,816	1,611	256	217,918	143,548	22,807

Interest income	1,010	1,036	165	4,214	4,676	743
Interest expense	(5,465)	(11,034)	(1,753)	(19,920)	(42,342)	(6,727)
Foreign currency exchange gains	1,877	1,108	176	5,511	7,732	1,228
Other income	136	846	134	2,286	15,036	2,389
Equity in losses of equity method affiliated companies	(3,479)	(1,974)	(314)	(14,716)	(12,192)	(1,937)

Earnings(losses) before income taxes	56,895	(8,407)	(1,336)	195,293	116,458	18,503

Income tax benefit (expense)	6,834	41,866	6,652	(10,640)	35,371	5,620

Net Income	63,729	33,459	5,316	184,653	151,829	24,123

Less: Net (income)loss attributable to the noncontrolling interest	(5,033)	9,338	1,484	(12,242)	26,560	4,220

Net income attributable to Simcere	58,696	42,797	6,800	172,411	178,389	28,343

Earnings per share attributable to Simcere:
Basic	0.55	0.39	0.06	1.59	1.63	0.26

Diluted	0.53	0.39	0.06	1.55	1.61	0.26

Earnings per ADS attributable to Simcere:
Basic	1.10	0.78	0.12	3.18	3.25	0.52

Diluted	1.06	0.77	0.12	3.10	3.23	0.51

Weighted average number of common shares:
Basic	106,815,562	109,941,646	109,941,646	108,321,562	109,738,705	109,738,705
Diluted	110,266,193	110,477,166	110,477,166	111,357,796	110,525,257	110,525,257

*	The Company reached a settlement agreement with certain former shareholders of Jiangsu Quanyi Biological Technology Stock Co., Ltd. (“Jiangsu Quanyi”, previously known as Jiangsu Yanshen Biological Technology Stock Co., Ltd) in the second quarter of 2011, in respect of the Company’s 2009 acquisition of a 37.5% equity interest in Jiangsu Quanyi. Pursuant to the settlement agreement, the Company received RMB20 million (US$3.1 million) in June 2011, RMB15 million (US$2.4 million) in August 2011 and RMB15 million (US$2.4 million) in December 2011, totaling RMB50 million (US$7.9 million). The amounts were recognized as “other operating income” on the dates received.

SIMCERE PHARMACEUTICAL GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	December 31,	December 31,
	2010	2011	2011
	RMB	RMB	USD

Assets

Current assets
Cash, cash equivalents and restricted cash	278,716	262,557	41,716
Accounts and bills receivable, net	884,738	1,276,872	202,875
Inventories	89,732	126,708	20,132
Other current assets	135,301	181,196	28,789

Total current assets	1,388,487	1,847,333	293,512
Property, plant and equipment, net	866,262	925,815	147,097
Land use rights	142,910	139,707	22,197
Goodwill and intangible assets, net	658,139	648,408	103,021
Investments in and advance to affiliated companies	121,220	91,355	14,515
Other assets	41,234	81,499	12,949

Total assets	3,218,252	3,734,117	593,291

Liabilities

Current liabilities
Short-term borrowings and current portion of long-term debts	360,000	816,150	129,673
Accounts payable	49,638	52,191	8,292
Bills payable	—	28,379	4,509
Other payables and accrued liabilities	596,208	565,827	89,901

Total current liabilities	1,005,846	1,462,547	232,375
Long-term debts, excluding current portion	19,306	—	—
Deferred tax liabilities	68,811	46,248	7,348
Other liabilities	22,593	31,625	5,025

Total liabilities	1,116,556	1,540,420	244,748
Redeemable noncontrolling interest	47,453	—	—
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,597	8,532	1,356
Additional paid-in capital	948,469	954,750	151,694
Accumulated other comprehensive loss	(97,512)	(104,608)	(16,621)
Retained earnings	1,019,118	1,197,507	190,265

Total equity attributable to Simcere	1,878,672	2,056,181	326,694
Noncontrolling interest	175,571	137,516	21,849

Total shareholders’ equity	2,054,243	2,193,697	348,543
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	3,218,252	3,734,117	593,291

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.2939 on December 31, 2011 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.